DELAWARE INVESTMENTS GLOBAL
DIVIDEND AND INCOME FUND, INC.


Exhibit 77.D

Change to Funds Investment Objectives
and Policies

On August 16, 2007, the Funds Board of
Directors approved the following changes in investment strategies. The changes became effective on August 24, 2007:

A loan participation is an interest in a loan or other direct indebtedness, such as an assignment, that entitles the acquiring of such interest payments of interest, and/or other amounts due under the structure of the loan or other direct indebtedness. In addition to being structured as secured or unsecured loans, such investments could be structured as novations or assignments or represent trade or other claims owed by a company to a supplier. Each Fund may invest without restriction in loan participations that meet the credit standards established by the portfolio managers. The portfolio managers perform their own independent credit analysis on each borrower and on the collateral securing each loan. The portfolio managers consider the nature of the industry in which the borrower operates, the nature of the borrowers assets and the general quality and creditworthiness of the borrower. Each
Fund may also invest without limitation in loan participations in order to enhance total return, to affect diversification or to earn additional income. The Funds will not use loan participations for reasons inconsistent with its investment objective.

Loans and other direct indebtedness involve the risk that a Fund will not receive payment of principal, interest and other amounts due in connection with these investments and will depend primarily on the financial condition of the borrower. Loans that are fully secured offer a Fund more protection than an unsecured loan in the event of non payment of scheduled interest or principal, although there is no assurance that the liquidation of collateral from a secured loan would satisfy the corporate borrowers obligation, or that the collateral can be liquidated. Some loans or claims may be in default at the time of purchase. Certain of the loans and the other direct indebtedness acquired by a Fund may involve revolving credit facilities or other standby financing commitments which obligate the Fund to pay additional cash on a certain date or on demand. These commitments may require a Fund to increase its investment in a company at a time when that Fund might not otherwise decide to do so (including at a time when the companys financial condition makes it unlikely that such amounts will be repaid). To the extent that each Fund is committed to advance additional funds, it will at all times hold and maintain in a segregated account cash or other high grade debt obligations in an amount sufficient to meet such commitments.

As a Fund may be required to rely upon
another lending institution to collect and pass onto the Fund amounts payable with respect to the loan and to enforce the Funds rights under the loan and other direct indebtedness, an insolvency, bankruptcy or reorganization of the lending institution may delay or prevent the Fund from receiving such amounts. The highly leveraged nature of many such loans and other direct indebtedness may make such loans and other direct indebtedness especially vulnerable to adverse changes in economic or market conditions. Investments in such loans and other direct indebtedness may involve additional risk to the Funds.

Each Fund may begin to invest in loan
participations 60 days after the date of this press release.